Boustead Securities, LLC
6 Venture, Suite 265

Irvine, CA 92618

November 13, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Charli Gibbs-Tabler
Matthew Crispino

Re:	Signing Day Sports, Inc. (the “Company”)
Registration	Statement on Form S-1
File	No. 333-271951 (the “Registration Statement”)

Dear Ms. Gibbs-Tabler and Mr. Crispino:

In connection with the previous request in accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), of the undersigned for acceleration of the above-referenced Registration Statement, requesting effectiveness for 5:00 p.m., Eastern Time on Monday, November 13, 2023, or as soon thereafter as practicable, the following supplemental information is supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: October 24, 2023

(ii)	Dates of distribution: November 6, 2023 to present

(iii)	Number of prospective underwriters and dealers to whom the preliminary prospectus was furnished: 4

(iv)	Number of prospectuses so distributed: 525

The undersigned, as the representative of the several underwriters, represents that the several underwriters have and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

The undersigned confirms that it will not execute the underwriting agreement or confirm sales of the registered securities until it receives a “no objection letter” from the Financial Industry Regulatory Authority, Inc.

Please contact Craig D. Linder, Esq. of Anthony L.G., PLLC, counsel of the representative of the underwriters, at 561-514-0936 to provide notice of effectiveness, or if you have any questions or concerns regarding the foregoing. We appreciate your assistance in this matter.

[Signature page follows]

Very truly yours,

As representative of the underwriters

Boustead Securities, LLC

By:	/s/ Keith Moore
Name:	Keith Moore
Title:	Chief Executive Officer